UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

As previously disclosed, on November 21, 2023, Fusion Fuel Green Plc, a public limited company incorporated in Ireland (the “Company”) entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”) with Belike Nominees Pty Ltd., a Macquarie Group company, as lead investor (the “Lead Investor”), pursuant to which the Lead Investor and/or its affiliated entities (the “Investors”) committed to subscribe for convertible promissory notes (the “Placement Notes”) in the aggregate principal amount of up $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the Securities Subscription Agreement (such transaction, the “Private Placement”).

On May 7, 2024, the Company consummated the initial tranche in the amount of $1,150,000 and issued to the Investors a Placement Note in such amount. The Company also issued to the Investors, for no additional consideration, warrants (the “Placement Warrants”) to purchase an aggregate of 208,582 Class A ordinary shares, par value $0.0001 par value per share, of the Company with an exercise price of $1.6540.

Holders of the Placement Note are entitled at any time and from time to time to convert all or any portion of the outstanding and unpaid principal, interest and late fees if any (collectively, the “Conversion Amount”), into validly issued, fully paid and non-assessable Class A Ordinary Shares of the Company (“Placement Note Shares”) in accordance with the Conversion Rate (as defined below).

The number of Placement Note Shares issuable upon conversion of the Placement Note (the “Conversion Rate”) is determined by dividing (x) the Conversion Amount by (y) the higher of (i) the Minimum Conversion Price and (ii) 90% of the VWAP of the Class A Ordinary Shares on a day selected by the Investor out of the Five (5) Trading Days immediately prior to the date of conversion. The “Minimum Conversion Price” shall be set at $0.20 provided that if at any time while the Placement Note is outstanding, the three (3) day VWAP of the Class A Ordinary Shares is less than $0.20, then the Minimum Conversion Price shall thereafter equal $0.05.

A copy of the Placement Note and Placement Warrant issued in the initial tranche is attached as exhibit 99.1 and 99.2, respectively. The summaries of the Placement Note and Placement Warrant contained in this Report are qualified in their entirety by reference to the text of such agreements. The Company urges you to read such agreements in full.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Placement Note
99.2	Placement Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 8, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer

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